Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngolE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

03 JAN 10 AM 11:52

ANGLO IRISH BANK

2 January 2003

03003062

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

R. Murphy

Encl.

dlw 1/14

STOCK EXCHANGE

DATE	ANNOUNCEMENT
7 November 2002	Acquisition of Ernst & Young Trust Company Ltd
20 November 2002	Notice re Final Results 2002
21 November 2002	Notification of Substantial Holding
27 November 2002	Final Results 2002
10 December 2002	Notification of Substantial Holding
11 December 2002	Scrip Terms - Final Dividend 2002
20 December 2002	Notification of Substantial Holding

COMPANIES REGISTRATION OFFICE

28 November 2002	Form B5 – Return of Allotments/Companies Capital Duty 63,000 new shares.

Anglo Irish Bank announces the acquisition of an Isle of Man based trust and corporate service provider – Ernst & Young Trust Company Limited

Anglo Irish Bank Corporation Plc ("Anglo") announces today (7th November, 2002) that it has completed an agreement to purchase an Isle of Man based trust and corporate service provider – Ernst & Young Trust Company Limited ("EYTCL").

EYTCL provides trust and corporate services to individuals and institutions across Europe through the Ernst & Young network of offices from its base in the Isle of Man. At the most recent balance sheet date, EYTCL had net assets of Stg.£1.1 million.

This acquisition is in line with Anglo's stated strategy of expanding its Wealth Management operations throughout Ireland, UK and mainland Europe and will also further increase the level of fee based non risk asset income in Anglo.

For further information please contact:-

Tom Browne
Director - Wealth Management Division
Anglo Irish Bank Corporation Plc

Tel: 353 1 6162000

7th November, 2002

AVS No. 439046

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

FINAL RESULTS 2002

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Final Results for the year ended 30 September 2002 on the morning of Wednesday 27 November 2002. The Results will incorporate information relating to the dividend.

20 November, 2002

AVS No: 416545

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No: 391497

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp. and its direct & indirect subsidiaries and Fidelity International Ltd (FIL) and its direct & indirect subsidiaries both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FMR Corp
Fidelity International Limited (FIL)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

21 November 2002

12. Total holding following this notification

FMR Corp. and Fidelity International Ltd have advised us that their joint interests in Anglo Irish Bank Corporation plc are now below the reporting threshold.

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

22 November 2002

ANGLO IRISH BANK

Preliminary Results for the Year to 30 September 2002

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 27 November 2002) published its preliminary statement for the year to 30 September 2002.

- Pre-tax profits up 34% to €261.3 million (2001: €194.8 million)
- Basic Earnings per share up 35% to 58.14c (2001: 43.18c)
- Total assets increased by 23% to €19.4 billion (2001: €15.8 billion)
- Lending to customers increased by 24%
- Tier One Capital stands at 8.2%
- Total dividend proposed of 12.53c (up 20% on 2001)

Commenting on the results, Sean FitzPatrick, Group Chief Executive, said:

"This has been another year of fantastic growth for the Bank against a backdrop of challenging economic conditions in many of the markets in which we operate.

Our success is due principally to our clear, long-term focused strategy which when applied globally has been successfully implemented not just in Ireland, but the UK, Europe and albeit on a smaller scale, the US. For the first time our loan growth this year in the UK is the same as that achieved in Ireland.

The performance in the current year is also very encouraging. Our business model, together with low interest rates, the benign fiscal environment and the demographics in our key markets augur well for further strong growth across our operations, over the next twelve months."

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Ronan White, Head of Group Communications
Anglo Irish Bank

Tel: (01) 616 2000

Trish Morrissey/Orla Benson
Drury Communications
Tel: (01) 260 5000

CHAIRMAN'S STATEMENT

SUMMARY

This has been another excellent year for your Bank and marks the 17th consecutive year of profit growth. Performance is even more remarkable when you consider that the Bank has achieved a record 47% compound annual growth in pre-tax profits over the past five years. Financial highlights for the year include:

- Pre-tax profits increased by 34% to €261.3m
- Attributable profits increased by €56.2m to €184m
- Basic EPS increased by 35% to 58.14c
- Dividends increased by 20% to 12.53c per share
- Lending increased by 24%
- Customer deposits grew by 34%
- Cost/income ratio stands at 30.7%
- Return on equity stands at 31%
- Tier One Capital is 8.2%

Earnings growth has been driven by another exceptional year for our core lending operations in Ireland and the UK with our small but growing Boston business also performing very well. The Bank's Treasury division also recorded very strong results. Our profits were supplemented by fee income from our growing Wealth Management operations based in Dublin, the Isle of Man and mainland Europe.

Total assets exceeded €19.4bn, an increase of 23% over last year and nearly five times the level of total assets at September 1997. In May this year the Bank's market capitalisation surpassed the €2bn threshold having breached the €1bn level in January 2001.

DIVIDENDS

The Board is recommending a final dividend of 8.33c per share resulting in total dividends for the year of 12.53c (2001: 10.44c), an increase of 20%. Our dividend cover remains strong at 4.6 times.

It is proposed that the final dividend be paid on 30 January 2003 to shareholders on the Bank's register as at the close of business on 6 December 2002. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. We will continue to offer shareholders the option of receiving dividends in the form of cash or shares.

OPERATIONS

Our lending operations, the Bank's prime area of focus accounting for a substantial majority of total profits, enjoyed another excellent year achieving substantial growth in all geographical markets. The Bank's Treasury division also secured a very strong outcome generating substantial fee income in addition to greatly enhancing the Group's capital position and funding base. Our Wealth Management division, similar to the entire industry, operated in a difficult market environment. However, given this backdrop, we are pleased with the performance and the future growth potential it provides.

Your Board considers the increase in pre-tax profits of 34% to be an excellent result.

Lending

Our lending operations in Ireland, the UK and Boston performed very strongly, growing by 20%, 31% and 26% respectively. Most importantly, this growth has been achieved without dilution in margins or relaxing of our credit criteria.

Our strategy is clearly defined and we have remained focused on our selected markets. We lend principally to corporates and investors supported by recurring, stable cash flows, retaining a charge on assets as security. Our focus on asset quality and customer service has been the cornerstone of our exceptional record of year on year profit growth and this will continue as we grow the business in the years ahead.

Ireland and the UK represent the Group's core lending markets. We have continued to grow our Irish loan book by an average of 37% on a compound annual basis over the past five years and increased our share of our target market substantially. We look forward to continued strong growth in this market.

The UK now accounts for 40% of our total loan book and has grown by 168% since 1999. Our success in the UK has resulted in loan growth of €1.3bn this year, which is on a par with the level of growth achieved in Ireland for the first time.

Operating in a significantly larger market, this performance demonstrates the success of our UK growth strategy, leveraging our franchise and expertise built up over the past 18 years. We are confident that our position in the UK will enable us to achieve robust future growth.

The performance of our representative office in Boston is very encouraging. Although representing just 6% of our total loan book, the team has grown loan balances from a zero base to in excess of €800m in under five years. This growth has been achieved on a wholly organic basis. Lending has followed very tightly defined and conservative criteria.

It is of some satisfaction to the Bank that our business model, which has stood us so well in our core markets of Ireland and the UK, has been successfully applied in Boston.

We continue to be prudent in provisioning. In light of the softening in the markets in which we operate, we felt that despite our minimal instance of actual bad debts and relative high level of provision charged relative to our peers, it was appropriate to retain such a practice this year.

Treasury

Key to the Bank's growth has been our success in increasing funding resources. The well diversified nature of our ever increasing deposit base is a considerable achievement. This year has proved no exception to that trend with total deposits increasing by €3bn to €16.9bn. Our strength is evidenced by the fact that our UK operations are now largely funded from a UK deposit base. We are delighted that we have achieved such strength in our funding position without reliance on the inter bank market.

Similarly, we have enhanced the Group's Tier One Capital ratio to 8.2% at 30 September 2002. This resulted largely from our profit growth and level of retentions.

The Group has also undertaken supplemental capital strengthening activities including a 5% placement in January 2002 which raised €63m. In June 2002 the Group launched and closed its second loan securitisation deal totalling Stg£400m. In July 2002 the Group raised a further Stg£160m of Tier One capital through the issuance of a Tier One Non-Innovative Capital Security.

Corporate Treasury Services' activities continued to grow this year with the opening of a representative office in New York in May. The office provides corporate treasury services to clients in the New York and surrounding markets.

Wealth Management

Through acquisition and organic growth, we have now developed a sizeable Wealth Management franchise with operations in Dublin, Geneva, the Isle of Man and Vienna. Given the general level of volatility and uncertainty experienced in the markets, the past year has been a difficult one for the wealth management sector, and in common with other fund managers our rate of profit growth was less than desired. However, we are pleased with the division's performance and remain fully committed to our long-term strategy of enhancing our wealth management services as a natural and complementary offering with our wider client base. Your Board is confident that Wealth Management will continue to be a significant business for the Bank in the future.

Operational Efficiency

The efficiency of our operation is the responsibility of all of our people. This starts with management which must engender the appropriate culture and lead by example. The Bank's people are the lifeblood of its business. We continue to pay close attention to their needs and to recruiting the best available people in the market.

In doing so we remain vigilant about delivering substantial added shareholder value from the additional resources acquired. The goals of our people are strongly aligned with those of our shareholders – our people are rewarded when our growth is ultimately accretive to shareholder value. The achievement of this balance can be measured by the Bank's cost/income ratio for the year of 30.7% and the substantial 30.6% return earned on average shareholders' funds.

Risk Management

We continue to enhance our risk management function which is integral to the operations and growth of the Bank. The maintenance of a centralised operational model has been a key factor in our successful risk management strategy, ensuring the underlying strength and sustainability of our asset base and earnings.

During the course of the year your Board commissioned a full independent review of controls, procedures and practices adopted by the Bank, the findings of which we reported fully to the Central Bank of Ireland. Separately, the Central Bank questioned all Irish banking institutions on their key controls and risk management policies. We duly responded and I am pleased to inform you that no material weaknesses were identified.

The provisions of the Basle 2 Accord are due to come into effect during 2006 and these will have implications for the entire industry. We are confident that the Bank is well positioned to fulfil the necessary requirements on a timely basis.

RATING

We are delighted that the Bank received yet another upgrade of its credit ratings, most recently in February this year by FITCH Ratings, the international rating agency. The Bank's long and short term ratings now stand at A and F1 respectively.

This provides further evidence of the Bank's underlying strength and follows the upgrade last year by the international ratings agency Moody's, of the Bank's long-term deposit credit rating.

STRATEGY

Your Board remains focused on our current business model. Our success has derived from the adoption of a very clear, long-term strategy through a centralised management structure with the goal of attaining strong earnings growth and increasing shareholder value. This business model has served us very well in the past. It has delivered excellent results in our domestic market and proven to be equally successful when applied internationally.

Lending remains focused on our existing geographic markets and risk categories. Asset quality remains paramount and will not be sacrificed for volume growth. We aim to further diversify our funding base while building the fee income areas of wealth management, corporate treasury services and international trade finance. Your Board will continue with this strategy, as it is as relevant to the future as it has been in the past.

The growth in the Bank will largely be organic. We continue to be active in seeking suitable acquisitions but will only proceed if the acquisition fits our criteria.

OUTLOOK

We are very confident of the future prospects for the Bank and we look forward to further strong growth across our business. While retaining its focus, the Bank has extended the range of its business and taken positions in carefully selected geographic markets. The immediate prospects are bright. We recorded lending work in progress of €2.5bn at the end of September 2002, the highest ever level reported by the Bank. The start of the current year has also been very encouraging. It must be seen in the context of the difficult issues which face many of the world's economies and international political tensions that will undoubtedly present some challenges for the future. However, stable and low interest rates, the benign corporate fiscal environment and the demographics in our key markets are strong, favourable factors. Your Board has great confidence that the Bank's focused strategy will continue to enable us to deliver superior growth in each of our target markets.

DIRECTORS

I would like to express on behalf of the Board and staff of the Bank, our deepest gratitude for the enormous contribution made by Bill Barrett who retired in July this year. Bill joined the Bank in 1985 and played an integral part in its growth over a long number of years.

The Bank announced that Fintan Drury joined the Board in May 2002. Fintan brings extensive experience and valuable expertise.

CONCLUSION

On behalf of shareholders, I would like to sincerely thank our staff for their commitment and professionalism during the past year without which the Bank would not have been able to deliver such outstanding results. Your Board looks forward to serving you in the future and ensuring that the Bank continues to achieve long term increases in shareholder value.

Peter C. Murray

Chairman

26 November 2002

ANGLO IRISH BANK CORPORATION plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Year Ended 30 September 2002

	2002	2001 (restated) *
	EURm	EURm
Interest Receivable and Similar Income		
Interest Receivable and Similar Income arising from		
Debt Securities and other Fixed Income Securities	**47.1**	41.9
Other Interest Receivable and Similar Income	**943.0**	905.8
Interest Payable and Similar Charges	**(643.2)**	(678.2)
Net Interest Income	**346.9**	269.5
Other Income		
Fees and Commissions Receivable	**123.3**	107.3
Fees and Commissions Payable	**(11.6)**	(7.9)
Dealing Profits	**3.5**	6.3
Other Operating Income	**9.4**	7.4
Total Income	**471.5**	382.6
Operating Expenses		
Administrative Expenses	**132.9**	109.6
Depreciation and Goodwill Amortisation	**11.7**	8.3
Provisions for Bad and Doubtful Debts - Specific	**16.3**	14.4
- General	**49.3**	55.3
Amounts Written Off Fixed Asset Investments	**-**	0.2
	210.2	187.8
Group Profit on Ordinary Activities Before Taxation	**261.3**	194.8
Taxation on Profit on Ordinary Activities	**(58.5)**	(43.7)
Group Profit on Ordinary Activities After Taxation	**202.8**	151.1
Minority Interests	**(18.8)**	(23.3)
Group Profit Attributable to Ordinary Shareholders	**184.0**	127.8
Dividends	**(40.3)**	(31.6)
Group Profit Retained for Year	**143.7**	96.2
Scrip Dividends	**8.4**	6.7
Group Profit Brought Forward	**303.6**	200.7
Group Profit Carried Forward	**455.7**	303.6
Basic Earnings Per Share	**58.14 c**	43.18 c
Diluted Earnings Per Share	**56.71 c**	41.92 c
Dividends Per Ordinary Share	**12.53 c**	10.44 c

* Restated for the effects of FRS 19 on Deferred Tax

ANGLO IRISH BANK CORPORATION plc
CONSOLIDATED BALANCE SHEET
As at 30 September 2002

	2002 EURm	2001 (restated) * EURm
Assets		
Loans and Advances to Banks	**3,887.8**	3,386.7
Loans and Advances to Customers	**13,356.5**	10,952.0
Securitised Assets	**940.4**	569.6
Less: Non-Returnable Proceeds	**(903.4)**	(546.3)
	37.0	23.3
Debt Securities	**1,456.4**	943.5
Equity Investment Shares	**2.4**	1.3
Own Shares	**6.1**	5.3
Intangible Fixed Assets - Goodwill	**61.5**	64.1
Tangible Fixed Assets	**28.0**	29.1
Other Assets	**123.9**	54.7
Prepayments and Accrued Income	**379.0**	260.4
	19,338.6	15,720.4
Life Assurance Assets Attributable to Policyholders	**79.2**	55.6
Total Assets	**19,417.8**	15,776.0
Liabilities		
Deposits by Banks	**3,097.4**	3,763.8
Customer Accounts	**11,836.1**	8,862.3
Debt Securities in Issue	**1,919.2**	1,217.4
Proposed Dividends	**26.9**	20.8
Other Liabilities	**55.4**	56.3
Accruals and Deferred Income	**377.9**	220.1
Provisions for Liabilities and Charges	**4.9**	4.8
	17,317.8	14,145.5
Capital Resources		
Subordinated Liabilities	**467.3**	476.6
Perpetual Capital Securities	**564.7**	318.3
Equity and Non-Equity Minority Interests	**279.2**	288.1
	1,311.2	1,083.0
Called Up Share Capital	**104.1**	97.9
Share Premium Account	**148.9**	89.5
Other Reserves	**0.9**	0.9
Profit and Loss Account	**455.7**	303.6
Total Shareholders' Funds (All Equity Interests)	**709.6**	491.9
Total Capital Resources	**2,020.8**	1,574.9
	19,338.6	15,720.4
Life Assurance Liabilities Attributable to Policyholders	**79.2**	55.6
Total Liabilities and Capital Resources	**19,417.8**	15,776.0
Memorandum Items		
Contingent Liabilities		
Guarantees	**655.5**	690.4
Commitments		
Commitments to Lend	**2,530.8**	2,088.3

**** Restated for the effects of FRS 19 on Deferred Tax***

ANGLO IRISH BANK CORPORATION plc
CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended 30 September 2002

	2002 EURm	2001 EURm
Reconciliation of Operating Profit To Net Operating Cash Flows		
Operating Profit	261.3	194.8
Increase in Accruals and Deferred Income	158.0	22.3
Increase in Prepayments and Accrued Income	(111.1)	(64.2)
Financing Costs of Subordinated Liabilities	33.6	33.4
Financing Costs of Perpetual Capital Securities	31.4	7.2
Interest Earned on Debt Securities and other Fixed Income Securities	(41.0)	(41.9)
Provisions for Bad and Doubtful Debts	65.6	69.7
Loans and Advances Written Off Net of Recoveries	(19.4)	(15.6)
Depreciation and Goodwill Amortisation	11.7	8.3
Amortisation of Debt Securities and other Fixed Income Securities	(6.1)	-
Amounts Written Off Fixed Asset Investments	-	0.2
Profit on Disposal of Tangible Fixed Assets	(0.1)	(0.3)
Net Cash Flow from Trading Activities	383.9	213.9
Net Increase in Deposits	3,009.2	3,890.2
Net Increase in Loans and Advances to Customers	(2,464.4)	(3,145.1)
Net (Increase)/Decrease in Loans and Advances to Banks	(917.8)	79.5
Net (Increase)/Decrease in Other Assets	(60.1)	0.7
Net Increase in Other Liabilities	3.5	0.6
Net Increase in Provisions for Liabilities and Charges	0.1	-
Exchange Movements	(27.6)	(16.1)
Net Cash Flow from Operating Activities	(73.2)	1,023.7
Returns on Investment and Servicing of Finance	(50.1)	(11.9)
Tax Paid	(72.3)	(36.6)
Capital Expenditure and Financial Investment	(516.0)	(217.9)
Acquisitions and Disposals	-	(75.4)
Equity Dividends Paid	(25.8)	(19.9)
Financing	320.7	525.5
(Decrease)/Increase in Cash	(416.7)	1,187.5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No: 091687

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Bank of Ireland Asset Management Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

15,523,746 shares are registered in the name of Bank of Ireland Nominees Ltd, 250,650 shares are registered in the name of Citibank Nominees Ltd and 128,411 shares are registered in the name of Nortrust Nominees Ltd as registered owners only on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland Nominees Ltd	**15,523,746 ordinary shares**
Citibank Nominees Ltd	**250,650 ordinary shares**
Nortrust Nominees Ltd	**128,411 ordinary shares**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

0.0%

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

9 December 2002

12. Total holding following this notification

15,902,807

13. Total percentage holding of issued class following this notification

4.89%

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

10 December 2002

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - FINAL DIVIDEND 2002

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2002 Final Dividend are that one new ordinary share will be credited as fully paid for every 101.564931 shares held where Dividend Withholding Tax ("DWT") applies and for every 81.251945 shares held where DWT does not apply.

The issue price will be €6.768287 per ordinary share to shareholders on the register at the close of business on 6 December, 2002 who held the required minimum number of shares.

11 December, 2002

AVS No: 715635

03 JAN 10 AM 8:03

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No. 636426

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3,177,259 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd and 13,139,227 shares registered in the name of Threadneedle Asset Management - UK as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**3,177,259**
Threadneedle Asset Management - UK (and clients)	**13,139,227**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

0.0%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

20 December 2002

12. Total holding following this notification

16,316,486

13. Total percentage holding of issued class following this notification

5.01 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

23 December 2002

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 28/11/2002

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John Daly 16 North Avenue, Ealing, London W13 8AP, UK	Ordinary €0.32	45,000
Jonathan Mitchell 25 Uxbridge Road, Kingston-upon-Thames, Surrey KT1 2LH, UK	Ordinary €0.32	9,000
Tom Walsh 68 Shanid Road, Harold's Cross, Dublin 6W	Ordinary €0.32	9,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 ST Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference RM/CJ

cro form

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
45,000	Ordinary	0.32	0.83	37,425.53
18,000	Ordinary	0.32	2.34	42,120.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 79,545.53

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 11/12/2002

Name *Block letters please*

Ronan Murphy

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Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 28/11/2002
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C € 79,545.53

+

2. Total from Section D € 0.00

3. Total 1 + 2 above € 79,545.53

4. Expenses *note four* € 0.00

5. Total 3 - 4 € 79,545.53

F

Nominal value of shares allotted

1. Amount/ Denomination

2. Conversion Rate

3. Amount in € €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 79,545.53

Stamp Duty at € 1.27 per € 127.00 or part thereof € 796.00

Interest for ______ months € 0.00
note five

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) € 796.00

+

12.00
€ ~~12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) € 808.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

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